Exhibit 19
ENPRO INC.
INSIDER TRADING POLICY

1.Purpose. This Insider Trading Policy (this “Policy”) provides guidelines with respect to transactions in the securities of Enpro Inc. (the “Company”) and the handling of confidential information about the Company, its subsidiaries and the companies with which the Company does business. The Company’s Board of Directors (the “Board”) has adopted this Policy to promote compliance with U.S. federal and state securities laws that prohibit certain persons who are aware of material nonpublic information about a company from: (i) trading in securities of that company; or (ii) providing such material nonpublic information to other persons who may trade on the basis of that information, commonly known as “tipping.”

2.Persons Subject to this Policy. This Policy applies to all directors, officers and employees of the Company and its subsidiaries. The same restrictions that apply to such directors, officers and employees also apply to (i) family members who reside with them, (ii) anyone else who lives in their household, (iii) any family members who do not live in their household but whose transactions in Company Securities (as defined below) are directed by them or are subject to their influence or control (such as parents or children who consult with them before they trade in Company Securities) and (iv) family trusts, family partnerships and similar entities controlled by them or any person described in clauses (i)-(iii) (collectively, “Other Covered Persons”). Directors, officers and employees are responsible for transactions by their Other Covered Persons and for informing them of this Policy.

The Company may also determine that other persons should be subject to this Policy, such as contractors or consultants who have access to material nonpublic information. Any such other persons will be notified by the Compliance Officer.

3.    Transactions Subject to this Policy. This Policy applies to transactions (including gifts) in the Company’s securities, including the Company’s common stock, options to purchase common stock, restricted stock units or any other type of security that the Company may issue, including, but not limited to, preferred stock, convertible debt and warrants (collectively, “Company Securities”).

4.    Individual Responsibility. Persons subject to this Policy have ethical and legal obligations to maintain the confidentiality of information about the Company and to not engage in transactions in Company Securities while in possession of material nonpublic information. Each individual is responsible for making sure that he or she complies with this Policy, and that his or her Other Covered Persons also comply with this Policy. In all cases, the responsibility for determining whether an individual is in possession of material nonpublic information rests with that individual, and any action on the part of the Company, the Compliance Officer or any other employee or director pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws. Persons subject to this Policy could be subject to severe legal penalties and disciplinary action by the Company for any conduct prohibited by this Policy or applicable securities laws, as described below in more detail under the heading “Consequences of Violations.”

5.    Administration of this Policy. The Company’s General Counsel or a designated attorney in the Company’s Legal Department shall serve as the “Compliance Officer” for the purposes of this Policy, and in such role, shall be responsible for the administration of this Policy. In the absence of the Compliance Officer, another employee designated by the Company’s General Counsel (or, if the General Counsel is unavailable, by the Chief Executive Officer, and, if the Chief Executive

Officer is unavailable, by the Chief Financial Officer) shall be responsible for administration of this Policy. All determinations and interpretations by the Compliance Officer shall be final and not subject to further review.

6.    Statement of Policy. It is the policy of the Company that a director, officer or other employee of the Company or its subsidiaries (or any other person designated by the Compliance Officer or his or her designee as subject to this Policy) who is aware of material nonpublic information relating to the Company may not directly or indirectly through Other Covered Persons:

•engage in transactions (including gifts and changing instructions or allocations involving Company Securities held in the Company’s Retirement Savings Plan or 401(k) Plan) in Company Securities, except as otherwise specified in this Policy under the headings “Transactions Under Company Plans,” “Transactions Not Involving a Purchase or Sale” and “Rule 10b5-1 Plans;”

•pass material nonpublic information on to others or recommend to anyone the purchase or sale of any securities when they are aware of such information;

•disclose material nonpublic information to persons within the Company whose jobs do not require them to have that information, or anyone outside of the Company, including, but not limited to, family, friends, business associates, investors and expert consulting firms, unless any such disclosure is made in accordance with the Company’s policies regarding the protection or authorized external disclosure of information regarding the Company; or

•assist anyone engaged in the above activities in contravention of this Policy.

In addition, it is the policy of the Company that a director, officer or employee of the Company (or any other person designated by the Compliance Officer or his or her designee as subject to this Policy) who, in the course of working for the Company, learns of material nonpublic information about a company with which the Company does business, including a customer or supplier of the Company, or is the subject of a material transaction contemplated by the Company, may not trade in that company’s securities or disclose such information to anyone (except to persons within the Company whose jobs require them to have that information) until the information becomes public or is no longer material.

There are no exceptions to this Policy, except as specifically noted herein. Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure), gifts of Company Securities, or small transactions are not exempt from this Policy. The securities laws do not recognize any mitigating circumstances, and, in any event, even the appearance of an improper transaction must be avoided to preserve the Company’s reputation for adhering to the highest standards of conduct.

7.    Definition of Material Nonpublic Information.

7.1    Material Information. Information is considered “material” if a reasonable investor would consider that information important in making a decision to buy, hold or sell securities. Any information that could be expected to affect the Company’s stock price, whether it is positive or negative, should be considered material. There is no bright-line standard for assessing materiality; rather, materiality is based on an assessment of all of the facts and circumstances, and is often evaluated by enforcement authorities with the benefit of hindsight.

While it is not possible to define all categories of material information, the following are some examples of information that frequently would be regarded as material:

•projections of future earnings or losses, or other earnings guidance;

•changes to previously announced earnings guidance, or the decision to suspend earnings guidance;

•a pending or proposed merger, acquisition or tender offer;

•a pending or proposed acquisition or disposition of a significant asset;

•a pending or proposed joint venture or licensing arrangement;

•a Company restructuring;

•significant related party transactions;

•a change in dividend policy, the declaration of a stock split or an offering of additional securities;

•bank borrowings or other financing transactions out of the ordinary course;

•the establishment of a repurchase program for Company Securities;

•a change in the Company’s pricing or cost structure;

•the existence of a significant new product or discovery;

•major marketing changes;

•a change in management;

•a change in auditors or notification that the auditor’s reports may no longer be relied upon;

•pending or threatened significant litigation, or the resolution of such litigation;

•significant regulatory developments;

•impending bankruptcy or the existence of severe liquidity problems;

•the gain or loss of a significant customer or supplier; and

•the imposition of a ban on trading in Company Securities or the securities of another company.

7.2    Nonpublic Information. Information that is not generally known or available to the public is generally considered to be nonpublic information. In order to establish that the information has been disclosed to the public, it may be necessary to demonstrate that the information has been widely disseminated. Information generally would be considered widely disseminated if it has been disclosed through the Dow Jones “broad tape,” newswire services, a broadcast on widely-available radio or television programs, a widely-available pre-announced webcast, publication in a widely-available newspaper, magazine or news website, a pre-announced quarterly earnings release or public disclosure documents filed with the Securities and Exchange Commission (the “SEC”) that are available on the SEC’s website. By contrast, information would generally not be considered widely disseminated if it is available only to the Company’s employees.

Once information is widely disseminated, it is still necessary to afford the investing public sufficient time to absorb the information. As a general rule, information is considered nonpublic until the third full business day after the information is released. For example, if the Company announces financial earnings after market close on a Monday or before trading begins on a Tuesday, the first time a director, officer or employee can buy or sell Company Securities is the opening of the market on Thursday (assuming he or she is not aware of other material nonpublic information at that time). However, if the Company announces earnings after trading begins on that Tuesday, the first time a director, officer or employee can buy or sell Company Securities is the opening of the market on Friday (again assuming he or she is not aware of other material nonpublic information at that time). Depending on the particular circumstances, the Company may determine that a longer or shorter period should apply to the release of specific material nonpublic information.

8.    Transactions Under Company Plans. This Policy does not apply in the case of the following transactions, except as specifically noted:

8.1    Stock Option Exercises. This Policy does not apply to the exercise of a stock option acquired pursuant to a Company equity incentive plan or to a transaction in which a person has elected to have the Company withhold shares subject to an option award to satisfy tax withholding requirements. This Policy does, however, apply to any sale of shares as part of a broker-assisted cashless exercise of an option, or any other market sale, including for the purpose of generating the cash needed to pay the exercise price of or taxes associated with an option or otherwise.

8.2    Restricted Stock and Similar Awards. This Policy does not apply to the vesting of restricted stock, the settlement of restricted stock units, performance-based stock units or similar awards or to a transaction in which there is an election to have the Company withhold shares to satisfy tax withholding requirements upon the vesting of any restricted stock or the vesting or settlement of any restricted stock unit or performance-based stock unit. This Policy does apply, however, to any sale of shares received upon settlement of any restricted stock unit, performance-based stock unit or similar award.

8.3    Company Retirement Savings Plan and 401(k) Plan. This Policy does not apply to purchases of Company Securities in the Company’s Retirement Savings Plan or 401(k) Plan as a result of periodic contributions made pursuant to payroll deduction. The Policy does apply, however, to initial elections to participate, and increases or decreases in the level of participation (including in connection with the rebalancing of accounts), in a Company stock fund and transfers in or out of a Company stock fund (including in connection with a plan loan). In addition, employees may not direct more than 25% of any contributions (including their deferred or after-tax contributions or any employer matching contributions) into the Company stock fund. Further, employees may not increase the portion of their account invested in the Company Stock Fund through a reallocation election to more than 25% of their total account balance (however, if an employee’s account becomes more than 25% invested in the Company stock fund other than through a reallocation election (for example, because the Company stock fund outperforms the other funds in which his/her account is invested), the employee will not be required to reduce his or her Company stock fund investments to 25%).

9.    Transactions with the Company. Any purchase of Company Securities from the Company or sales of Company Securities to the Company not already identified in Section 8 are not subject to this Policy.

10.    Transactions in Mutual Funds. In addition, transactions in mutual funds that are invested in Company Securities are not transactions subject to this Policy.

11.    Special and Prohibited Transactions. The Company has determined that the following transactions present a heightened legal risk and the potential appearance of improper or inappropriate conduct. It is therefore the Company’s policy that the persons identified below may not engage in any of the following transactions:

11.1    Short-Term Trading. Any Company Securities purchased by any employee of the Company must be held for a minimum period of six months (except with respect to Company Securities held in the Company stock fund of the Company’s Retirement Savings Plan or 401(k) Plan, subject to the restrictions below).

This restriction does not apply to stock option exercises because exercises are not regarded as purchases. The restriction does apply to sales of shares received upon the exercise of an option. Therefore, an employee may exercise a stock option and immediately sell the option shares. This restriction also does not apply to decisions to establish or change allocations of contributions to be invested in the Company stock fund of the Company’s Retirement Savings Plan or 401(k) Plan, except that following a reduction in the balance of an employee’s Company stock fund investment, an employee must wait at least 90 days before he or she can make another reallocation election to purchase shares in the Company stock fund. Additional restrictions may apply to Insiders subject to the SEC’s short-swing profit (Section 16) rules, and these Insiders should contact the Legal Department before making any election to rebalance funds into or out of the Company stock fund. For purposes this Policy (including the Addendum), the term “business day” means any day that the New York Stock Exchange is open for trading, and “Insider” is defined in the Addendum.

11.2    Short Sales. Short sales of Company Securities (i.e., the sale of a security that the seller does not own) may evidence an expectation on the part of the seller that the securities will decline in value and therefore have the potential to signal to the market that the seller lacks confidence in the Company’s prospects. In addition, short sales may reduce a seller’s incentive to seek to improve the Company’s performance if the seller could benefit from a decline in value of the Company’s securities. For these reasons, persons covered by this Policy are prohibited from engaging in any short sales of Company Securities. In addition, Section 16(c) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), prohibits executive officers and directors from engaging in short sales. Short sales arising from certain types of hedging transactions are also governed by the paragraph below captioned “Hedging Transactions.”

11.3    Hedging Transactions. Hedging or monetization transactions can be accomplished through a number of possible mechanisms, including through the use of financial instruments such as prepaid variable forwards, equity swaps, puts, calls, collars, exchange funds and other derivative instruments or securities, or through the establishment of a short position in the Company’s securities. Such hedging transactions may permit a director, officer or employee to continue to own Company Securities obtained through employee benefit plans or otherwise, but without the full risks and rewards of ownership. When that occurs, such individual may no longer have the same objectives as the Company’s other shareholders.

Therefore, directors, officers and other employees of the Company are prohibited from engaging in any such transactions.

11.4    Margin Accounts and Pledged Securities. Securities held in a margin account as collateral for a margin loan may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material nonpublic information or otherwise is not permitted to trade in Company Securities, directors of the Company and employees of the Company who are covered by the Company’s Stock Ownership Requirement Policy, which includes the executive officers of the Company, are prohibited from holding Company Securities in a margin account or otherwise pledging Company Securities as collateral for a loan.

11.5    Dividend Reinvestment Plans. Dividend reinvestment plans are programs in which cash dividends payable on Company common stock are automatically reinvested in shares of the Company. Because these plans may cause participants to purchase Company common stock at a time when such person is aware of material non-public information, within the six-month short-term trading periods described above or otherwise in violation of this Policy and applicable laws, such plans increase the risk to directors, officers and other Insiders and the Company for Rule 10b-5 liability and Section 16 short-swing trading liability. They also significantly increase the risk of an inadvertent failure to make required Section 16 filings. As such, directors, officers and other Insiders may not enroll in any dividend reinvestment program for the reinvestment of cash dividends payable on Company common stock into additional shares of Company common stock, whether offered or conducted through any stock brokerage firm, the Company’s designated stock transfer agent or otherwise.

12.    Rule 10b5-1 Plans. Rule 10b5-1(c) under the Exchange Act provides a defense from insider trading liability under Rule 10b5-1. In order to be eligible to rely on this defense, a person subject to this Policy must enter into a plan for transactions in Company Securities that meets certain conditions specified in Rule 10b5-1(c) (a “Rule 10b5-1 Plan”). If the plan meets the requirements of Rule 10b5-1(c), Company Securities may be purchased or sold without regard to certain insider trading restrictions.

To comply with this Policy, an officer, director or employee contemplating adopting a Rule 10b5-1 Plan must provide a copy of the Rule 10b5-1 Plan to the Compliance Officer prior to its adoption. The Rule 10b5-1 Plan must meet the requirements of Rule 10b5-1(c). Even though the General Counsel or Legal Department may comment on the proposed plan, the officer, director or employee proposing to adopt the Rule 10b5-1 Plan shall be solely responsible for ensuring that the plan and transactions under the plan satisfy the requirements for the affirmative defense under Rule 10b5-1(c). The foregoing procedures shall apply to any modification or amendment to a Rule 10b5-1 Plan. Any officer, director or employee who terminates a Rule 10b5-1 Plan after its adoption shall promptly notify the Compliance Officer.

A Rule 10b5-1 Plan cannot be adopted when the person entering into the plan is aware of material nonpublic information, and the first trade made pursuant to a Rule 10b5-1 Plan may not occur until after the “cooling-off period” following the date of adoption of the plan has expired, as set forth in Rule 10b5-1(c). For directors and officers, the “cooling-off period” expires at the later of (a) 90 days after the adoption of the Rule 10b5-1 Plan or (b) two business days following the disclosure of the Company’s financial results in a Form 10-Q or Form 10-K for the completed fiscal quarter in which the Rule 10b5-1 Plan was adopted that discloses the Company’s financial results (but, in any event, this required cooling-off period is subject to a maximum of 120 days after adoption of the Rule 10b5-1 Plan). For all other persons subject to this Policy, the “cooling-off period” expires 30 days after the adoption of the Rule 10b5-1 Plan. The Rule 10b5-1 Plan must either specify the amount, pricing and timing of transactions in advance or delegate discretion on these matters to an independent third party and once the plan is adopted, the person must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. Further, no person subject to this Policy may enter into or maintain more than one simultaneous Rule 10b5-1 Plan, except that a person may, in addition to one Rule 10b5-1 Plan to purchase or sell Company Securities on the open market, enter into or maintain a Rule 10b5-1 Plan that provides only for eligible sell-to-cover transactions solely to satisfy statutory tax withholding obligations arising exclusively from the vesting of compensatory awards, such as restricted stock units, and the person does not otherwise exercise control over the timing of such sales (an “Eligible Sell-to-Cover Plan”). Additionally, no person subject to this Policy may enter into more than one Rule 10b5-1 Plan in a 12-month period designed to effect a single open-market purchase or sale of all the securities covered by such plan (other than an Eligible Sell-to-Cover Plan).

The Company may in its discretion make a public announcement, including by filing a Form 8-K report with the SEC, in connection with the adoption of any Rule 10b5-1 Plan. Further, each quarter, the Company is required to disclose certain information regarding any Rule 10b5-1 Plan adopted, modified or terminated by its directors or executive officers.

13.    Trading Window and Pre-Clearance Procedures. To help prevent inadvertent violations of the federal securities laws and to avoid even the appearance of trading on the basis of inside information, the Board has adopted an Addendum to this Policy that applies to directors, executive officers and other designated persons who have regular access to material nonpublic information about the Company, including unit presidents and their direct reports, and all corporate office employees. The Company will notify those individuals who are subject to the Addendum.

Persons covered by the Addendum must pre-clear all transactions in Company Securities with the Compliance Officer. In addition, the Addendum sets forth rules regarding regular time periods when transactions in Company Securities by the persons subject to the addendum are permitted, discouraged or prohibited.

In addition, from time to time, the Company may be involved in activities—such as contemplated acquisitions, dispositions or other transactions—that are material and that are known only by a few people at the Company. Individuals whose duties at the Company cause them to be aware of such activity may be notified of an event-specific trading restriction and these individuals will not be permitted to trade in Company Securities during such trading restriction. The existence of an event-specific trading restriction will not be widely announced and should not be communicated to anyone. Even if individuals are not notified of an event-specific trading restriction, they should not trade in Company Securities if they are aware of material nonpublic information.

14.    Post-Termination Transactions. This Policy continues to apply to transactions in Company Securities even after termination of service to the Company. If an individual is in possession of material nonpublic information when his or her service terminates, that individual may not trade in Company Securities until that information has become public or is no longer material.

15.    Unauthorized Disclosure. Maintaining the confidentiality of Company information is essential for competitive, security and other business reasons, as well as to comply with securities laws. Directors, officers and employees should treat all information they learn about the Company or its business plans in connection with their employment as confidential and proprietary to the Company. Inadvertent disclosure of confidential or inside information may expose the Company and individuals to significant risk of investigation and litigation.

The timing and nature of the Company’s disclosure of material information to outsiders is subject to legal rules, the breach of which could result in substantial liability to individual directors, officers or employees, the Company and its management. Accordingly, it is important that responses to inquiries regarding the Company from the press, investment analysts or others in the financial community be made on the Company’s behalf only through authorized individuals, as expressly identified by the Compliance Officer.

16.    Consequences of Violations. The purchase or sale of securities while aware of material nonpublic information, or the disclosure of material nonpublic information to others who then trade in the Company’s Securities, is prohibited by U.S. federal and state laws. Insider trading violations are pursued vigorously by the SEC, U.S. Attorneys and state enforcement authorities as well as foreign regulatory authorities. Punishment for insider trading violations is severe and could include significant fines and imprisonment. While the regulatory authorities concentrate their efforts on the individuals who trade, or who tip inside information to others who trade, the federal securities laws also impose potential liability on companies and other “controlling persons” if they fail to take reasonable steps to prevent insider trading by company personnel.

In addition, an individual’s failure to comply with this Policy may subject the individual to Company-imposed sanctions, including dismissal for cause, whether or not the employee’s failure to comply results in a violation of law. In addition to the formal sanctions summarized above, a violation of law, or even an SEC investigation that does not result in prosecution, can tarnish a person’s reputation and irreparably damage a career.

17.    Company Assistance. Any person who has a question about this Policy or its application to any proposed transaction may obtain additional guidance from the Compliance Officer, who can be reached by telephone or by email.

Last updated: September 1, 2023

ADDENDUM TO INSIDER TRADING POLICY

The Company has established additional procedures to assist in the administration of the Insider Trading Policy, to facilitate compliance with laws prohibiting insider trading while in possession of material nonpublic information and to avoid the appearance of any impropriety. These additional procedures are applicable only to directors and executive officers subject to Section 16 of the Exchange Act (“Section 16 executive officers”) and other persons who are periodically designated by the Compliance Officer as being subject to these additional procedures (collectively referred to herein as “Insiders”) (as well as their family members, household members and entities whose transactions are subject to the Insider Trading Policy). Insiders include unit presidents and their direct reports and all corporate office employees. The Compliance Officer will notify those individuals who are subject to this Addendum.

In all cases, the responsibility for determining whether an individual is in possession of material nonpublic information rests with that individual, and any action on the part of the Company, the Compliance Officer or any other employee or director pursuant to the Insider Trading Policy, including this Addendum (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws.

1.    Pre-Clearance Procedures. Insiders (as well as their family members, household members and entities whose transactions are subject to the Insider Trading Policy) may not engage in any transaction in Company Securities (including gifts and changing instructions or allocations involving Company Securities held in the Company’s Retirement Savings Plan or 401(k) Plan) at any time (other than as specified by the Insider Trading Policy, including this Addendum), even if during an open window period, without first obtaining pre-clearance of the transaction from the Compliance Officer. A request for pre-clearance should be submitted to the Compliance Officer at least two business days in advance of the proposed transaction. The Compliance Officer is under no obligation to approve a transaction submitted for pre-clearance, and may determine not to permit the transaction. If a person seeks pre-clearance and permission to engage in the transaction is denied, then he or she should refrain from initiating any transaction in Company Securities, and should not inform any other person of the restriction.

When a request for pre-clearance is made, the requestor should carefully consider whether he or she may be aware of any material nonpublic information about the Company and should describe fully those circumstances to the Compliance Officer. The requestor should also indicate whether he or she has effected any non-exempt “opposite-way” transactions within the past six months, and should be prepared to report the proposed transaction on an appropriate Form 4 or Form 5, if applicable. The requestor should also be prepared to comply with Rule 144 under the Securities Act of 1933, as amended, and file a Form 144, if necessary, at the time of any sale.

After receiving clearance to engage in a trade from the Compliance Officer, the requestor must complete the proposed trade within two business days or make a new trading request; provided, however, that if the requestor becomes aware of material nonpublic information before the trade is executed, the preclearance is void and the trade must not be completed.

2.    Quarterly Trading Restrictions. As described above, Insiders must obtain pre-clearance from the Compliance Officer prior to engaging in any transaction in Company Securities, regardless of when a request is made. During an “open window period,” which begins on the third business day after an earnings release and ends 15 business days later, the presumption will be that trading is permissible, and, absent the requesting Insider having material non-public information or the existence of other special circumstances, trade requests will be quickly approved. After an open window period, trades will be approved on a case-by-case basis, based on facts and circumstances. Trades will be discouraged late in a quarter. Trades are not permitted after the end of a quarter until the third business day after earnings for that quarter are released, as provided in the Insider Trading Policy. The provisions of this paragraph do not apply to transactions effected pursuant to Rule 10b5-1 Plans.

3.    Event-Specific Trading Restrictions. From time to time, an event may occur that is material to the Company and is known by only a few directors, executive officers and/or employees. So long as the event remains material and nonpublic, such persons as designated by the Compliance Officer or his or her designee may not trade Company Securities. In addition, the Company’s financial results may be sufficiently material in a particular fiscal quarter that, in the judgment of the Compliance Officer, designated persons should refrain from trading in Company Securities. In that situation, the Compliance Officer may notify these persons that they should not trade in the Company’s Securities without disclosing the reason for the restriction. The existence of an event-specific trading restriction period will not be announced to the Company as a whole, and should not be communicated to any other person. Even if the Compliance Officer has not designated you as a person who should not trade due to an event-specific trading restriction, you should not trade while aware of material nonpublic information.

4.    Exceptions. The quarterly trading restrictions and event-specific trading restrictions described above do not apply to those transactions to which the Insider Trading Policy does not apply, as described in the Insider Trading Policy under the headings “Transactions Under Company Plans,” “Transactions in Mutual Funds” and “Transactions with the Company.” Further, the requirement for pre-clearance, the quarterly trading restrictions and event-specific trading restrictions do not apply to transactions conducted pursuant to Rule 10b5-1 Plans, described in the Insider Trading Policy under the heading “Rule 10b5-1 Plans.”

5.    Short-Term Trading. Insiders must refrain from selling any Company Securities for a period of six months after the purchase of any Company Securities. Similarly, any Insider must refrain from purchasing any Company Securities for a period of six months after the sale of any Company Securities. This restriction does not apply to stock option exercises because exercises are not regarded as purchases. The restriction does apply to sales of shares received upon the exercise of an option. Therefore, the employee may exercise a stock option and immediately sell the option shares. However, if an Insider has purchased other Company Securities within the six months prior to the option exercise, the Insider may not sell the shares obtained from exercising the option until the purchased shares have been held for at least six months. This restriction also does not apply to the granting or vesting of awards under the Company’s shareholder-approved equity compensation plans to the extent such awards are approved by the Compensation and Human Resources Committee of the Board.

This restriction does not apply to decisions to establish or change allocations of contributions to be invested in the Company stock fund of a Company benefit plan, such as the Company’s Retirement Savings Plan or 401(k) Plan. However, rebalancing transactions—reallocation of amounts in a Company benefit plan—into or out of the Company stock fund may be subject to these restrictions, and Insiders should contact the Legal Department before they make any election to rebalance accounts that affect holdings in the Company stock fund. Insiders may revise their elections relating to the Company stock fund only once each quarter and only during an open window period.

6.    Standing and Limit Orders. Standing and limit orders (except standing and limit orders under Rule 10b5-1 Plans, as described below) create heightened risks for insider trading violations similar to the use of margin accounts. There is no control over the timing of purchases or sales that result from standing instructions to a broker, and as a result the broker could execute a transaction when a director, officer or other employee is in possession of material nonpublic information. The Company therefore prohibits Insiders from placing standing or limit orders that have a duration of greater than two trading days on Company Securities other than pursuant to Rule 10b5-1 Plans.

7.    Notifying the Compliance Officer of Modification or Termination of Non-Rule 10b5-1 Trading Arrangements. The Company is required to disclose in its quarterly reports on Form 10-Q and its annual reports on Form 10-K the adoption, modification or termination by an Insider of any Rule 10b5-1 Plan and any “non-Rule 10b5-1 trading arrangement,” which is defined as any written arrangement for the trading of securities that was entered into at a at a time when the Insider was not aware of material nonpublic information and (i) specified the amount of securities to be purchased or sold and the price at which and the date on which the securities were to be purchased or sold, or (ii) included a written formula or algorithm, or computer program, for determining the amount of securities to be purchased or sold and the price at which and the date on which the securities were to be purchased or sold, or (iii) did not permit the covered person to exercise any subsequent influence over how, when, or whether to effect purchases or sales; provided, in addition, that any other person who, pursuant to the trading arrangement, did exercise such influence must not have been aware of material nonpublic information when doing so. While the adoption or modification of a non-Rule 10b5-1 trading arrangement is subject to the pre-clearance procedures set forth above, to assist the Company with its disclosure obligation, Insiders must promptly notify (within two business days) the Compliance Officer of any termination of a non-Rule 10b5-1 trading arrangement.

Last updated: September 1, 2023